ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.
909 Third Avenue
32nd Floor
New York, New York 10022

July 20, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: James E. O'Connor, Esq.

Re:	Robeco-Sage Multi-Strategy Fund, L.L.C.
Post-Effective Amendment No. 5 to the Registration Statement on Form N-2
File Nos.: 333-154909 and 811-21778

Dear Mr. O'Connor:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 be accelerated so that it will be declared effective on July 20, 2011 or as soon as practicable thereafter.

Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131, as soon as possible as to the time the Post-Effective Amendment No. 5 to the Registration Statement has been declared effective pursuant to this acceleration request.

ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.

By: /s/ Timothy J. Stewart
Name:  Timothy J. Stewart
Title:    Principal Manager

ROBECO SECURITIES, L.L.C.

By: /s/ William G. Butterly
Name: William G. Butterly
Title:    Chief Legal Officer